UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Kensington Managed Income Fund								Date examination completed: April 30, 2021

2. State identification Number:
AL	By Fund 58852	AK	By Fund 60090187	AZ	By Class Class A 90876 Class I 90871 Class C No permit #	AR	By Fund 60042617	CA	By Trust No Permit #	CO	By Trust 2013-52-250
CT	By Fund 1111484	DE	By Fund No permit #	DC	By Class Class A 60071084 Class C 60071986 Institutional 60071083	FL	None required	GA	By Trust SCMF049318	HI	By Fund no permit
ID	By Fund 83878	IL	By Trust 60027229	IN	By Trust 13-00291C	IA	By Class Institutional I-107687 Class A #I-108777	KS	By Fund 2019S0001740	KY	By Prospectus 60446221

LA	By Prospectus 178495	ME	By Class Class A 10062863 Class C #10066268	MD	By Class Class A SM20191409 Institutional SM20191408 Class C #SM20200482	MA	By Class Institutional Class A No permit #	MI	By Class Class A 992078 Institutional 992079 Class C #993802	MN	By Trust R-55307.1
MS	By Class Class A 60085804 Institutional 60085805 Class C #60089463	MO	By Fund #R2019-0793	MT	By Class Institutional 268452 Class A #I-108777	NE	By Class Institutional 118547 Class A No permit #	NV	By Fund No Permit #	NH	By Class Class A MF19-0083725 Class C MF20-0081674 Institutional MF20-0081284
NJ	By Prospectus Institutional & Class A BEM-8208 Class C	NM	By Class Institutional no permit Class A No permit	NY	By Fund S34-52-57	NC	By Trust GFAPT	ND	By Class Class A CS114 Institutional CS115 Class C MF20-0602	OH	By Prospectus BE1960236
OK	By Class Class C SE-2244025 Class A #SE-2247977	OR	By Fund 2019-1218	PA	By Trust 213-02-070MF	RI	By Fund No Permit	SC	By Fund MF23227	SD	By Class Class A 80207 Institutional 80205 Class C #81856
TN	By Class Class A RN2020B-1355 Institutional N2019B-0896 Class C #RN2021B-0863	TX	By Class Class A C 125923 Class C C 126921 Institutional C 125922	UT	By Prospectus 007-5412-52	VT	By Class Institutional 6/28/19-18 Class A #9/29/20-17	VA	By Trust 183038	WA	By Class Class A 60085958 Institutional 60085957 Class C #60088868

WV	By Class Institutional 104978 Class A #107975	WI	By Class Institutional 855493 Class A #858030 Class C #860227	WY	By Trust No permit #	PR	By Class Class A 58106-0 Institutional 58106-1	GU	By Trust No Permit #	VI	By Trust Not registered
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Kensington Managed Income Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Kensington Dynamic Growth Fund								Date examination completed: April 30, 2021
2. State identification Number:
AL	By Fund permit # #61122	AK	By Fund permit # #60091211	AZ	By Class No Permit # Class A Class I	AR	By Fund #60044609	CA	By Trust No Permit #	CO	By Trust Not registered
CT	By Fund Permit # #1113604	DE	By Fund No permit #	DC	By Class Class A 60074544 Institutional #60074545	FL	None required	GA	By Trust	HI	By Fund no permit #
ID	By Fund Permit # #86170	IL	By Trust 60027229	IN	By Trust 13-00291C	IA	By Class Class A 60074544 Institutional #I-109338	KS	By Fund #2021S0000116	KY	By Prospectus #60452132
LA	By Prospectus no permit #	ME	By Class Class A 10066389 Institutional #10066390	MD	By Class Class A SM20201109 Class C #SM20201110 Institutional #SM20201111	MA	By Class No Permit # Institutional Class A	MI	By Class Class A #994216 Institutional #994217	MN	By Trust R-55307.1
MS	By Class Class A 60088575 Institutional #994217	MO	By Fund No Permit #	MT	By Class Class A #270809 Class C #270810 Institutional #60088576	NE	By Class Class A no permit # Institutional no permit #	NV	By Fund No Permit #	NH	By Class Class A MF20-0712 Institutional MF20-0085008
NJ	By Prospectus #BEM-8708	NM	By Class Class A #69989 Institutional #69990	NY	By Fund no permit #	NC	By Trust GFAPT	ND	By Class Class A MF20-0712 Institutional	OH	By Prospectus

OK	By Class Class A SE-2248359 Class C #SE-2248360 Institutional #SE-2248361	OR	By Fund #BE2071366	PA	By Trust 213-02-070MF	RI	By Fund No Permit	SC	By Fund MF 23710	SD	By Class Class A #82115 Institutional #82116
TN	By Class Class A #N2020B-2561 Institutional #N2020B-2561	TX	By Class Class A #C 128732 Class C #C 129195 Institutional #C 128734	UT	By Prospectus #BE2071366	VT	By Class Class A #10/27/20-02 Institutional #10/27/20-04	VA	By Trust 183038	WA	By Class Class A #60089538 Institutional #60089539
WV	By Class Institutional No permit	WI	By Class Class A #861628 Institutional #861629	WY	By Trust No permit #	PR	By Class Class A #61082-0 Institutional #61082-1	GU	By Trust No Permit #	VI	By Trust Not registered
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Kensington Dynamic Growth Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

April 30, 2021

We, as members of management of Kensington Managed Income Fund and Kensington Dynamic Growth Fund (the “Funds”), each a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of December 31, 2020, and for each of the periods indicated below.

Fund Name	Period
Kensington Managed Income Fund	For the period from June 30, 2020 (the date of our last examination) through December 31, 2020
Kensington Dynamic Growth Fund	For the period from October 23, 2020 (commencement of operations) through December 31, 2020

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of December 31, 2020, and for each of the period indicated above, with respect to securities reflected in the investment account of the Fund.

Kensington Funds

______________________________________________

Catherine Ayers-Rigsby, Principal Executive Officer

______________________________________________

Christine Casares, Principal Financial Officer

Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Kensington Managed Income Fund and Kensington Dynamic Growth Fund (the “Funds”), each a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the Act) as of December 31, 2020. Management is responsible for its assertion about compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of December 31, 2020, and with respect to agreement of security purchases and sales, for each the periods indicated below:

Fund Name
Kensington Managed Income Fund	For the period from June 30, 2020 (the date of our last examination) through December 31, 2020
Kensington Dynamic Growth Fund	For the period from October 23, 2020 (commencement of operations) through December 31, 2020

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A (the “Custodian”).

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents.

•	Reconciliation of all such securities to the books and records of the Funds, NFS and the Custodian.

•	Agreement of five security purchases and five security sales since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of December 31, 2020, with respect to securities reflected in the investment account is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Chicago, Illinois

April 30, 2021